Exhibit 99.1

Dear Shareholders,

I am pleased to inform you that the Annual General Meeting of Shareholders of Globant S.A. (the “Company”) will be held on April 22, 2022, at 16.00 Luxembourg Time, at the registered office of the Company (37A, Avenue J.F. Kennedy, L-1855, Luxembourg). Immediately following the conclusion of the Annual General Meeting of Shareholders, the Company will hold an Extraordinary General Meeting of Shareholders for the purpose of approving an increase and an extension of the duration of the authorized capital of the Company.

Because the Company is a Luxembourg company, its affairs are governed by the provisions of the laws of Luxembourg (the “Luxembourg Laws”). Under the provisions of the Luxembourg Laws, the Company’s accounts for the financial year ended December 31, 2021 must be submitted to shareholders on a consolidated basis under international financial reporting standards as endorsed by the European Union (“EU IFRS”) and on an unconsolidated basis in accordance with the generally accepted accounting principles of Luxembourg (“Lux GAAP”). Further, because the Company's common shares are listed and admitted to trading in the New York Stock Exchange, the accounts for the financial year ended December 31, 2021 have also been prepared on a consolidated basis in accordance with international financial reporting standards (“IFRS”).

Enclosed with this mailing are the convening notice to the Annual General Meeting and the Extraordinary General Meeting of Shareholders and a proxy card relating thereto. If you hold your shares directly in your name in the shareholders’ register kept by the Company's transfer agent, please promptly sign, date and return the enclosed proxy card so that your shares can be voted at the Annual General Meeting and the Extraordinary General Meeting of Shareholders. If you hold your shares through a brokerage account, please promptly submit your votes as instructed by your broker.

I recommend you vote as suggested by respectively the Board of Directors, the Corporate Governance and Nominating Committee, the Audit Committee and the Compensation Committee of the Company. All voting recommendations made by the Board of Directors and/or the Committees are set forth in the enclosed convening notice under each item of the agenda.

Sincerely,

/s/ Martin Migoya

Martin Migoya

Chairman of the Board of Directors

March 15, 2022

GLOBANT S.A.

société anonyme

37A, Avenue J.F. Kennedy,

L-1855, Luxembourg

R.C.S. Luxembourg B 173727

(the “Company”)

CONVENING NOTICE TO THE ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 22, 2022 AT THE REGISTERED OFFICE OF THE COMPANY.

Dear Shareholders,

The Board of Directors of the Company (the “Board of Directors”) is pleased to invite you to attend the Annual General Meeting of Shareholders of the Company to be held on April 22, 2022, at 16.00 Luxembourg Time, at the registered office of the Company (37A, Avenue J.F. Kennedy, L-1855, Luxembourg).

Immediately following the conclusion of the Annual General Meeting of Shareholders, the Company will hold an Extraordinary General Meeting of Shareholders at the same location.

The agendas of the meetings are the following:

AGENDA OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS,

PROPOSED RESOLUTIONS AND RECOMMENDATIONS.

1. Presentation of the reports of the independent auditor and of the reports of the Board of Directors of the Company on the consolidated accounts for the financial year ended on December 31, 2021 and on the annual accounts of the Company for the financial year ended on December 31, 2021.

No vote is required on this item of the agenda.

2. Approval of the consolidated accounts of the Company prepared under EU IFRS and IFRS as of and for the financial year ended December 31, 2021.

Draft resolution (Resolution I)

“The general meeting, after having reviewed the management report of the board of directors and the report of the independent auditor of the Company, approves the consolidated accounts of the Company prepared under EU IFRS and IFRS for the financial year ended on December 31, 2021.”

Recommendation:

The Board of Directors recommends a vote FOR the approval of the Company’s consolidated accounts under EU IFRS and IFRS as of December 31, 2021, after due consideration of the management report and the independent auditor report on each of such consolidated accounts.

3. Approval of the Company’s annual accounts under LUX GAAP as of and for the financial year ended December 31, 2021.

Draft resolution (Resolution II)

“The general meeting, after having reviewed the management report of the board of directors and the report of the independent auditor of the Company, approves the annual accounts of the Company under Lux GAAP for the financial year ended on December 31, 2021.”

Recommendation:

The Board of Directors recommends a vote FOR the approval of the Company’s annual accounts as of December 31, 2021, after due consideration of the management report and the report from the independent auditor on such annual accounts.

4. Allocation of results for the financial year ended December 31, 2021.

Draft resolution (Resolution III)

“The general meeting acknowledges that the Company has made a loss of USD 16,893,478.12 during the financial year ended on December 31, 2021 and resolves to carry forward this loss of USD 16,893,478.12 to the following financial year”.

Recommendation:

The Board of Directors notes that, although at a consolidated level the Company has made a gain of USD 96,355,000 during the financial year ended on December 31, 2021, at an individual (stand-alone) level the Company has made a loss of USD 16,893,478.12 during such same period. The Board of Directors further notes that this loss at an individual (stand-alone) level is primarily related to the expenses incurred by the Company in the context of the offer and sale of the Company’s common shares in the public market in May 2021.

The Board of Directors recommends a vote FOR the allocation of the result from the 2021 fiscal year at an individual (stand-alone) level, as set forth below:

Result of the financial year	USD	(16,893,478.12)
Allocation to the legal reserve	/	/
Distribution of dividends	/	/
Result to be carried forward to the following year	USD	(16,893,478.12)

5. Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the financial year ended December 31, 2021.

Draft resolution (Resolution IV)

“The general meeting grants full and total discharge to the members of the board of directors for the exercise of their mandates during the financial year ended on December 31, 2021.”

Recommendation:

In accordance with applicable Luxembourg law and regulations, the Corporate Governance and Nominating Committee recommends that, upon approval of the Company’s annual accounts as of December 31, 2021, all directors who were members of the Board of Directors during the financial year ended on December 31, 2021, be discharged from any liability in connection with the management of the Company’s affairs during such year.

The Corporate Governance and Nominating Committee recommends a vote FOR the discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the financial year ended on December 31, 2021.

6. Approval of the cash and share based compensation payable to the non-executive members of the Board of Directors for the financial year ending on December 31, 2022.

Draft resolutions (Resolution V)

“The general meeting approves the following mix of cash and share based compensation payable to the non-executive members of the board of directors for the financial year 2022:

Name	Cash Compensation	Share Based Compensation (Value at grant date)	Total Annual Compensation (Cash + Share Based)
Mrs. Linda Rottenberg	USD 100,000	USD 100,000	USD 200,000
Mr. Richard Haythornthwaite	USD 100,000	USD 100,000	USD 200,000
Ms. Andrea Mayumi Petroni Merhy	USD 100,000	USD 100,000	USD 200,000
Mr. Philip Odeen	USD 100,000	USD 100,000	USD 200,000
Mr. Francisco Álvarez-Demalde	USD 100,000	USD 100,000	USD 200,000
Ms. Maria Pinelli	USD 100,000	USD 100,000	USD 200,000
Total	USD 600,000	USD 600,000	USD 1,200,000

The share based compensation shall be granted in the form of restricted stock units under the terms of the Company’s 2014 Equity Incentive Plan. Both the cash and share based compensation shall be paid in quarterly installments, with share based compensation vesting on the first anniversary of the date of grant. The vesting of granted awards shall not be subject to continued service on the Company's board of directors and shall not be tied to performance requirements.”

Recommendation

In accordance with the charter of the Compensation Committee adopted by the Board of Directors, the Compensation Committee is tasked with, among other functions, setting compensation for the directors of the Company.

After careful review and consideration, the Compensation Committee proposes to maintain the same fee arrangement for the Company’s non-executive directors which was approved by the Company’s shareholders during the Annual General Meeting held on April 2, 2021, and therefore pay the following mix of cash and share based compensation to the non-executive directors of the Company with respect to their duties and responsibilities as directors of the Company for the 2022 financial year which will end on December 31, 2022:

Name	Cash Compensation	Share Based Compensation (Value at grant date)	Total Annual Compensation (Cash + Share Based)
Mrs. Linda Rottenberg	USD 100,000	USD 100,000	USD 200,000
Mr. Richard Haythornthwaite	USD 100,000	USD 100,000	USD 200,000
Ms. Andrea Mayumi Petroni Merhy	USD 100,000	USD 100,000	USD 200,000
Mr. Philip Odeen	USD 100,000	USD 100,000	USD 200,000
Mr. Francisco Álvarez-Demalde	USD 100,000	USD 100,000	USD 200,000
Ms. Maria Pinelli	USD 100,000	USD 100,000	USD 200,000
Total	USD 600,000	USD 600,000	USD 1,200,000

The share based compensation shall be granted in the form of restricted stock units under the terms of the Company’s 2014 Equity Incentive Plan. Both the cash and the share based compensation shall be paid in quarterly installments, with share based compensation vesting on the first anniversary of the date of grant.

The vesting of granted awards shall not be subject to continued service on the Company's Board of Directors and shall not be tied to performance requirements.

In the event a non-executive director steps down from the Board of Directors at any time before the next annual general meeting any quarterly payments and/or grants due after their departure shall be forfeited and the Company shall be entitled to offer them to a replacement non-executive director.

The Compensation Committee believes that the mix of cash and share based compensation proposed, which is the same mix of cash and share based compensation approved for the fiscal year 2021, is reasonable and within a range of compensation arrangements of other non-executive board members of comparably-sized companies listed on the New York Stock Exchange and therefore the recommendation of the Committee is to maintain the same mix and amounts for the fiscal year 2022.

With respect to the share based compensation, the Compensation Committee has also considered that U.S. companies commonly issue share based compensation to non-executive directors, and the Company, which is listed on the New York Stock Exchange, has adopted this approach to better reflect U.S. market practice.

Further, the Compensation Committee believes that payment of a portion of their compensation to our non-executive directors in the form of restricted stock units not only serves as a recruiting and incentive instrument, but also acts to strengthen the alignment of the interests of the non-executive directors and the interests of the Company’s shareholders, by motivating participants to focus on shareholder value and returns.

The Compensation Committee notes that the proposed cash and share based compensation covers the full amount of cash and share based compensation to be paid to non-executive directors for the period commencing after the approval thereof by the annual general meeting of shareholders, and up to the date of the annual general meeting of shareholders to be held in 2023 to resolve on the approval of the annual accounts of the Company for the financial year ending on December 31, 2022.

None of our executive officers who are also members of our Board of Directors shall receive cash or share based compensation for his service as a member of the Board of Directors and, under Luxembourg law, executive compensation not related to directors’ duties is not subject to shareholder approval. As a consequence, shareholder approval is not being sought in that respect.

After careful review and consideration, the Compensation Committee recommends a vote FOR the proposed cash and share based compensation to the non-executive members of the Board of Directors for the financial year ending on December 31, 2022.

7. Appointment of PricewaterhouseCoopers, Société coopérative as independent auditor for the annual accounts and the EU IFRS consolidated accounts of the Company for the financial year ending on December 31, 2022.

Draft resolution (Resolution VI)

“The general meeting renews the mandate of PricewaterhouseCoopers, Société coopérative as independent auditor for the annual accounts and the EU IFRS consolidated accounts of the Company for the financial year ending on December 31, 2022 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2023.”

Recommendation

In accordance with the charter of the Audit Committee adopted by the Board of Directors the purpose of the Audit Committee is, among other tasks, to assist with the Board of Directors’ oversight of the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements. The Audit Committee is responsible for recommendations to the general meeting of shareholders of the Company regarding the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors to be retained to audit the annual financial statements of the Company and review the quarterly financial statements of the Company.

The Audit Committee recommends a vote FOR the re-appointment of PricewaterhouseCoopers, Société coopérative as independent auditor for the annual accounts and the EU IFRS consolidated accounts of the Company for the financial year ending on December 31, 2022 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2023.

8. Appointment of Price Waterhouse & Co. S.R.L. as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending on December 31, 2022.

Draft resolution (Resolution VII)

“The general meeting appoints Price Waterhouse & Co. S.R.L., as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending on December 31, 2022 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2023.”

Recommendation

In accordance with the charter of the Audit Committee adopted by the Board of Directors the purpose of the Audit Committee is, among other tasks, to assist with the Board of Directors’ oversight of the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements. The Audit Committee is responsible for recommendations to the general meeting of shareholders of the Company regarding the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors to be retained to audit the annual financial statements of the Company and review the quarterly financial statements of the Company.

The Audit Committee of the Company recommends a vote FOR the re-appointment of Price Waterhouse & Co. S.R.L. as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending on December 31, 2022 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2023.

9. Re-appointment of Mr. Francisco Álvarez-Demalde as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2025.

Draft resolution (Resolution VIII)

“The general meeting re-appoints Mr. Francisco Álvarez-Demalde as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2025.”

Recommendation

The directors are appointed by the general meeting of shareholders for a period of up to four (4) years; provided, however, that directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and; provided further, that such term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

In accordance with the charter of the Corporate Governance and Nominating Committee adopted by the Board of Directors, the Corporate Governance and Nominating Committee is tasked with, among other functions, (a) identifying and evaluating individuals believed to be qualified as candidates to serve on the Board of Directors and selecting, or recommending that the Board of Directors select such candidates for all directorships to be filled by the Board of Directors or by the shareholders at an annual or special meeting, (b) reviewing and making recommendations to the full Board of Directors, or determining whether members of the Board of Directors should stand for re-election, (c) conducting all necessary and appropriate inquiries into the backgrounds and qualifications of possible candidates, (d) evaluating candidates for nomination to the Board of Directors, including those recommended by shareholders and (e) reviewing and making recommendations, as it deems appropriate, regarding the composition and size of the Board of Directors in order to ensure that the Board of Directors has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds.

The Corporate Governance and Nominating Committee believes that Mr. Álvarez-Demalde is qualified to serve on our Board due to his considerable business experience in the technology industry as well as his large business and corporate experience serving as a director of other companies, including companies within the technology industry.

The Corporate Governance and Nominating Committee also considers that Mr. Álvarez-Demalde’s extensive business experience makes him a key contributor to the Board of Directors, and allows him to bring value-added contributions and guidance to the operation of the Board of Directors.

Francisco Álvarez-Demalde

Mr. Álvarez-Demalde has served as a member of our board of directors since 2007. He is a Co-Founder and Managing Partner of Riverwood Capital, which invests in high-growth technology companies globally. Mr. Álvarez-Demalde has built the Riverwood Capital franchise and been involved in the scalability journey of several of Riverwood’s portfolio companies. Prior to establishing Riverwood Capital, Mr. Álvarez-Demalde was an investment executive at Kohlberg Kravis Roberts & Co. (KKR), where he focused on private equity investments in the technology industry and other sectors, and with Eton Park and Goldman Sachs & Co. During his career, Mr. Álvarez-Demalde has led investments or been actively involved in the development, operations, and growth of several successful businesses across North America, Latin America, and other geographies. He earned a Licentiate (Honors) in Economics from San Andres University, Argentina and participated in an exchange program at the Wharton School of Business. Mr. Álvarez-Demalde is a Director of GoIntegro, Greenhouse, Shiphero, and VTEX (NYSE: VTEX), and an investor, Board Advisor and/or former Director of several other companies, including 99, Alog Data Centers do Brasil, Billtrust (Nasdaq: BTRS), CloudBlue, Dock, Industrious, Insider, LAVCA, Mandic, MotionPoint, Navent, Nium, Pixeon, RD Station, Sensedia, SecurityScorecard, Suma, Technisys, among others. He is also active in non-profit initiatives related to education and a Global Ambassador for Endeavor.

After careful review of the merits of Mr. Francisco Álvarez-Demalde, the Corporate Governance and Nominating Committee recommends a vote FOR the re-appointment of Mr. Álvarez Demalde as a director of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2025.

10. Re-appointment of Ms. Maria Pinelli as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2025.

Draft resolution (Resolution IX)

“The general meeting re-appoints Ms. Maria Pinelli as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2025.”

Recommendation

The directors are appointed by the general meeting of shareholders for a period of up to four (4) years; provided, however, that directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and; provided further, that such term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

In accordance with the charter of the Corporate Governance and Nominating Committee adopted by the Board of Directors, the Corporate Governance and Nominating Committee is tasked with, among other functions, (a) identifying and evaluating individuals believed to be qualified as candidates to serve on the Board of Directors and selecting, or recommending that the Board of Directors select such candidates for all directorships to be filled by the Board of Directors or by the shareholders at an annual or special meeting, (b) reviewing and making recommendations to the full Board of Directors, or determining whether members of the Board of Directors should stand for re-election, (c) conducting all necessary and appropriate inquiries into the backgrounds and qualifications of possible candidates, (d) evaluating candidates for nomination to the Board of Directors, including those recommended by shareholders and (e) reviewing and making recommendations, as it deems appropriate, regarding the composition and size of the Board of Directors in order to ensure that the Board of Directors has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds.

The Corporate Governance and Nominating Committee notes that Ms. Maria Pinelli is qualified to serve on our Board of Directors due to her previous leadership roles, international business experience, financial acumen and extensive experience in advising growth companies. In particular the Corporate Governance and Nominating Committee notes that Ms. Pinelli not only possesses a solid financial and business background but also a significant experience in strategic initiatives and innovation projects involving large multinational companies at a global level. Further, the Corporate Governance and Nominating Committee believes that Ms. Pinelli’s background and experience will be of unparalleled value to the Board of Directors in its plan to continue leading the Company with sustained growth and innovation.

Maria Pinelli

Ms. Pinelli has served as a member of our board of directors since April 2021 and audit committee since August 2021. She currently serves on the board of directors of Archer Aviation, Inc. (NYSE: ACHR) and Clarim Acquisition Corp. (NASDAQ: CLRMU). Previously, Ms. Pinelli served as Global Vice Chair of Ernst & Young LLP (“EY”) from 2011 to 2017 and led EY’s Global Strategic Growth Business unit with a focus on serving entrepreneurs and private and public companies poised for exponential growth. Ms. Pinelli led EY’s efforts across all business sectors overseeing the Americas, Europe, Middle East, India, Africa, Asia Pacific and Japan, regions covering over 150 countries. During the same period, she also served as EY’s Global IPO Leader, helping clients prepare for the public markets including IPO readiness, SOX compliance and how to manage stakeholder expectations. Prior to leading the global business of EY, Ms. Pinelli was EY’s Director of Strategic Growth Markets for the Americas from 2006 to 2011. In this role, Ms. Pinelli led a team of over 5,000 professionals serving high growth private, pre-IPO companies, and public and private equity backed businesses. Following her role as Global Vice Chair, from 2018 to 2020, Ms. Pinelli led EY’s Consumer Products and Retail sector based in the US Southeast. Ms. Pinelli is a qualified public accountant in Canada and the United Kingdom, and prior to her career at EY, was a lead client service partner serving significant clients in the technology, consumer and retail sectors. She has been involved in multiple IPOs and strategic M&A transactions over her career. Ms. Pinelli received her Bachelor of Commerce from McMaster University and completed executive programs at Harvard Business School and the Kellogg School of Management. Ms. Pinelli has also participated as a speaker at the Most Powerful Women Summit and G20 summits, and has been featured in the Wall Street Journal, Bloomberg, CNBC and Squawk Box. In addition, she was admitted to the Committee 200 and named to the list of Power 100 Women. Ms. Pinelli has also served as Chair of the Network for Teaching Entrepreneurship and a member of the World Economic Forum Global Growth Company Advisory Committee.

After careful review of the merits of Ms. Pinelli, the Corporate Governance and Nominating Committee recommends a vote FOR the re-appointment of Ms. Pinelli as a director of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2025.

11. Appointment of Ms. Andrea Mayumi Petroni Merhy as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2025.

Draft resolution (Resolution X)

“The general meeting appoints Ms. Andrea Mayumi Petroni Merhy as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2025.”

Recommendation

The directors are appointed by the general meeting of shareholders for a period of up to four (4) years; provided, however, that directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and; provided further, that such term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

In accordance with the charter of the Corporate Governance and Nominating Committee adopted by the Board of Directors, the Corporate Governance and Nominating Committee is tasked with, among other functions, (a) identifying and evaluating individuals believed to be qualified as candidates to serve on the Board of Directors and selecting, or recommending that the Board of Directors select such candidates for all directorships to be filled by the Board of Directors or by the shareholders at an annual or special meeting, (b) reviewing and making recommendations to the full Board of Directors, or determining whether members of the Board of Directors should stand for re-election, (c) conducting all necessary and appropriate inquiries into the backgrounds and qualifications of possible candidates, (d) evaluating candidates for nomination to the Board of Directors, including those recommended by shareholders and (e) reviewing and making recommendations, as it deems appropriate, regarding the composition and size of the Board of Directors in order to ensure that the Board of Directors has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds.

The Corporate Governance and Nominating Committee notes that Ms. Petroni Merhy is qualified to serve on our Board of Directors due to her extensive business experience, risk management expertise and financial understanding earned by serving as executive of JPM. The Corporate Governance and Nominating Committee believes Ms. Petroni Merhy brings outstanding value to the Board of Directors due to her extensive experience through many years of strategic roles at JPM.

Ms. Andrea Mayumi Petroni Merhy

Ms. Petroni Merhy is a Managing Director, Head of Business Advisory & Execution and member of the Management Committee for the Investment and Corporate Banking in Asia Pacific at JPMorgan Chase. Prior to that, Ms. Petroni Merhy held a number of leadership roles within JPMorgan Chase including Head of Finance & Business Management for the Investment and Corporate Banking and Wholesale Payments in Asia Pacific, Senior Business Manager for China, Head of Human Resources for Latin America and Head of Finance & Strategy for the Investment Banking in Latin America. From 2015 to 2021, Ms. Petroni Merhy also served as a Board Member of the JPMorgan Chase Bank (China) Company Limited, joining the Nominating and Related Party Transactions committees. Earlier in her career, Ms. Petroni Merhy was an investment banker advising clients on mergers & acquisitions, capital raising and strategic alternatives across all industries in Latin America. Ms. Petroni Merhy holds a bachelor degree in Business Administration from Escola de Administração de Empresas Fundação Getúlio Vargas in Brazil.

After careful review of the merits of Ms. Petroni Merhy, the Corporate Governance and Nominating Committee recommends a vote FOR the appointment of Ms. Petroni Merhy as a director of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2025.

Board of Directors overview

The Corporate Governance and Nominating Committee believes that having a diverse mix of directors with complementary skills, experience and expertise is important to meeting its oversight responsibilities.

Our Corporate Governance and Nominating Committee adopted the Board of Directors Diversity, Skill and Experience Matrix as an additional tool to improve the evaluation process of new Board of Directors nominees. The table below summarizes the most relevant key qualifications, skills and attributes of the members of the Board of Directors, whose mandate will continue after the Annual General Meeting of Shareholders of the Company, and the proposed nominees:

AGENDA OF THE EXTRAORDINARY GENERAL MEETING,

PROPOSED RESOLUTIONS AND RECOMMENDATIONS.

1. Decision to increase the authorized capital of the Company, excluding the Company's share capital, to the amount of four million eight hundred two thousand and twenty US dollars and eighty cents (USD 4,802,020.80), represented by four million one thousand six hundred and eighty four (4,001,684) common shares having a nominal value of one US dollar and twenty cents (USD 1.20) each, including authorization of the Board of Directors to waive, suppress or limit any pre-emptive subscription rights of existing shareholders for any issue or issues of common shares within the scope of the Company’s authorized capital during a period of five (5) years starting from the date of the Extraordinary General Meeting of Shareholders, and subsequent amendment of articles 6.1 and 6.2 of the articles of association.

Draft resolution (Resolution I)

“Having heard the report of the board of directors prepared in accordance with Article 420-26 (5) of the Law of 10 August 1915 on commercial companies, as amended (a copy of which shall remain attached to the present deed to be registered therewith), the general meeting resolves to increase the amount of the authorized share capital of the Company to the amount of four million eight hundred two thousand and twenty US dollars and eighty cents (USD 4,802,020.80), represented by four million one thousand six hundred and eighty four (4,001,684) common shares having a nominal value of one US dollar and twenty cents (USD 1.20) each.

The general meeting further resolves that the board of directors is authorized to issue common shares, to grant options to subscribe for common shares and to issue any other instruments convertible into, or giving rights to, common shares within the limit of the authorized share capital to such persons and on such terms as it shall see fit, and specifically to carry out such issue or issues without reserving a pre-emptive subscription right for the existing shareholders during a period of time from the date of this extraordinary general meeting of shareholders held on 22 April 2022 and ending on the fifth (5th) anniversary of the date of this meeting. Such common shares may be issued above, at or below market value, above or at nominal value, or by way of incorporation of available reserves (including premium).

For the purpose of the above, the general meeting expressly authorizes the board of directors to waive, suppress or limit any pre-emptive subscription rights of shareholders to the extent the board of directors deems such waiver, suppression or limitation advisable for any issue or issues of common shares within the scope of the Company’s authorized share capital.

Finally, the general meeting resolves to amend articles 6.1 and 6.2 of the articles of association of the Company so that they shall read as follows:

6.1       The Company’s authorized capital, excluding the Company's share capital, is set at to the amount of four million eight hundred two thousand and twenty US dollars and eighty cents (USD 4,802,020.80), represented by four million one thousand six hundred and eighty-four (4,001,684) common shares having a nominal value of one US dollar and twenty cents (USD 1.20) per common share.

6.2       The board of directors is authorized to issue common shares, to grant options to subscribe for common shares and to issue any other instruments convertible into, or giving rights to, common shares within the limit of the authorized share capital, to such persons and on such terms as it shall see fit, and specifically to carry out such issue or issues without reserving a pre-emptive subscription right for the existing shareholders during a period of time from the date of the extraordinary general meeting of shareholders held on 22 April 2022 and ending on the fifth (5th) anniversary of the date of the extraordinary general meeting of shareholders held on 22 April 2022. Such common shares may be issued above, at or below market value, above or at nominal value, or by way of incorporation of available reserves (including premium). The general meeting has authorized the board of directors to waive, suppress or limit any pre-emptive subscription rights of shareholders to the extent the board deems such waiver, suppression or limitation advisable for any issue or issues of common shares within the scope of the Company’s authorized (un-issued) share capital. This authorization may be renewed, amended or extended by resolution of the general meeting of shareholders adopted in the manner required for an amendment of these articles of association. Upon an issue of shares within the authorized share capital, the board shall have the present articles of association amended accordingly.”

Recommendation

The Board of Directors recommends a vote FOR the approval of the increase of the Company’s authorized capital and the extension of its duration. The reasons and justification for the proposed increase of the authorized capital of the Company are detailed in the report of the Board of Directors prepared in accordance with Article 420-26 (5) of the law of 10 August 1915 on commercial companies, as amended (the “Companies Law”) (the “Report of Authorized Capital”).

In particular, the Board of Directors notes that, from the existing authorized capital at the date of issuing the Report of Authorized Capital, which consisted of two million five hundred and six thousand three hundred and sixty three (2,506,363) common shares having a nominal value of one US dollar and twenty cents (USD 1.20) per common share, only a small number of common shares are currently available, while the remaining amount of common shares within the authorized capital are already reserved to be delivered as deferred consideration for past acquisitions as well as to be used as long term incentives of the Company’s management, pursuant to the terms and under the Company’s 2014 Equity Incentive Plan.

Accordingly, the Board of Directors considers it convenient to increase the authorized capital available, as otherwise the portion of the authorized capital currently available will not be sufficient for the Board of Directors to retain enough flexibility to satisfy the needs set forth in the Report of Authorized Capital. Specifically, the Board of Directors deems it convenient to have sufficient authorized capital available in case the Company needs to raise capital on short notice, in situations that prevent the Company from calling a specific general meeting in order for shareholders to approve a specific capital raising, or would otherwise not be beneficial from a commercial stand point to do so.

In this respect, the Board of Directors would like to note that many of the Company’s current shareholders are of the view that the Board of Directors should use the authorized share capital for investment purposes, leveraging on the positive financial performance of the Company and its business, all of which has had a positive impact in the Company’s market price of its common shares. Therefore, the Board of Directors proposes the above increase of the Company’s authorized capital as an item of the agenda for this extraordinary general meeting, to be voted on by its shareholders for approval.

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The Annual General Meeting and the Extraordinary General Meeting of Shareholders (together, the “Meetings”) shall be conducted in conformity with the voting requirements of the Companies Law, and the Company’s Articles of Association.

Each of the items to be voted on the Annual General Meeting will be passed by a simple majority of the votes validly cast, irrespective of the number of common shares present or represented at the Annual General Meeting.

The Extraordinary General Meeting will validly deliberate on the resolution on its agenda provided that a quorum of 50% of the Company’s issued share capital is present or represented. The resolutions will be validly adopted by at least two-thirds of the votes validly cast in favor by the shareholders present or represented. If the aforementioned quorum is not met, the Extraordinary General Meeting may be reconvened by the Board of Directors and at the reconvened meeting no quorum will be required.

Right to Amend the Content of the Agenda

Pursuant to the Company’s Articles of Association shareholders holding at least five percent (5%) of the Company’s issued share capital may request the adjunction of one or several items to the agenda of the Meetings, provided that the request is accompanied by a justification of or draft resolution(s). Such request and justification of or draft resolution(s) must be received at the Company’s registered office by registered letter (to the attention of the Board of Directors, 37A, avenue J.F. Kennedy L-1855 Luxembourg) or by e-mail (to: gcoffice@globant.com) at the latest on the twenty-second (22nd) day prior to the date of the relevant Meetings, i.e. on March 31, 2022. The request shall be further accompanied by a certificate evidencing the shareholding of such shareholder(s) on the Record Date and the mailing address or e-mail address of the shareholder which the Company may use in order to deliver the acknowledgment of receipt of such request.

Share Capital of the Company

On the date of this Convening Notice, the Company has forty-one million nine hundred and twenty thousand three hundred and three (41,920,303) common shares issued of which one hundred and forty-four thousand two hundred and fifty-nine (144,259) are treasury shares held by us. Each common share is entitled to one vote.

Right to Participate in the Meetings

Any shareholder who holds one or more common shares(s) of the Company on March 15th, 2022, at 24.00 (midnight) Luxembourg time (the “Record Date”) and registers for the Meetings (please see below section “Procedures for Attending the Meetings, Voting by Proxy and/or Submitting Votes”) and provides the certificate specified below, shall be admitted to the Meetings and may attend the Meetings in person or vote by proxy.

Documents

Documents and information required by law, including, amongst others, copies of the consolidated accounts of the Company for the financial year ended December 31, 2021 and the Company’s annual accounts for the financial year ended December 31, 2021, together with the relevant management reports and audit reports, as well as the report of the Board of Directors prepared in accordance with articles 420-26 (5) of the Companies Law and draft of the updated articles of association of the Company showing the amendments to be adopted at the Extraordinary General Meeting of Shareholders, are made available for an uninterrupted period between the date of the publication of this convening notice and the date of the Meetings, in the investors section on the Company’s website, www.globant.com. They may also be obtained free of charge at the Company’s registered office in Luxembourg. Upon request to gcoffice@globant.com copies of the afore-mentioned documents will be mailed to the shareholders.

Procedures for Attending the Meetings, Voting by Proxy and/or Submitting Votes

The health and well-being of our shareholders is our top priority. In view of the ongoing COVID-19 pandemic and the related limitations on travel and large gatherings, the Company is taking precautionary measures in line with the guidance from public health authorities and therefore encourages you to opt for voting by ballot paper or submitting your votes through a broker, as detailed below.

All shareholders wishing to participate in person or by voting through a proxyholder in the Meetings shall notify the Company thereof at the latest on April 8, 2022, in writing by mail or by e-mail.

Any shareholder and/or proxy holder participating in the Meetings in person shall carry proof of identity at the Meetings.

Shareholders (whose common shares are held in book-entry form through the operator of a securities settlement system or with a professional depositary or sub-depositary designated by such depositary) should request from their operator or depositary or sub-depositary a certificate certifying the number of common shares recorded in their account on the Record Date.

In addition to the aforementioned notification, to participate and vote in the Meetings, such shareholders (whose common shares are held in book-entry form through the operator of a securities settlement system or with a professional depositary or sub-depositary designated by such depositary) shall submit a copy of the certificate via their custodian bank by mail or by e-mail to the Company at the latest on April 15, 2022, at 24.00 (midnight) Luxembourg Time.

-	Attending the Meetings

If you wish to attend the Meetings you must notify the Company thereof no later than on April 8, 2022. Shareholders need not be present at the Meetings in person, they may appoint a proxyholder. Such appointment shall be made in writing and it shall be notified to the Company no later than 24.00 (midnight) Luxembourg Time on April 15, 2022, at the address indicated below.

In the case of common shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meetings in person and vote at the Meetings, on behalf of such entity must present evidence of their authority to attend and vote at the Meetings, by means of a proper document (such as a special power-of-attorney) issued by the entity represented. A copy of such power-of-attorney or other proper document should be filed not later than 24.00 (midnight) Luxembourg Time on April 15, 2022, at the address indicated below.

Address for filing powers-of-attorney:

Globant S.A.

37A, Avenue J.F. Kennedy,

L-1855 Luxembourg

R.C.S. Luxembourg B 173727

Attention: Pablo Rojo

Email: gcoffice@globant.com

-	Voting by Ballot Paper.

To vote by ballot paper, holders of common shares (other than through a brokerage account) must complete ballot papers. If you hold your shares in your name directly at the books and records of the Company's transfer agent, American Stock Transfer & Trust Company, LLC (“AST”), you must complete a ballot paper in order to vote your common shares. In order for the votes to count, ballot papers must be received by AST at the return address or email indicated on the ballot papers, no later than 24.00 (midnight) Luxembourg Time on April 15, 2022.

-	Submitting Votes through a Broker.

If you hold your shares through a brokerage account, please contact your broker to receive information on how you may vote your shares. In order for the votes to count, votes shall be received by AST before 24.00 (midnight) Luxembourg Time on April 15, 2022.

Yours faithfully,

For the Board of Directors of the Company

/s/ Martin Migoya

Martin Migoya

Title: Chairman of the Board of Directors

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GLOBANT S.A.

April 22, 2022

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The convening notice and proxy card are available at www.globant.com

E-MAIL - Completed proxy cards may be sent via email as a PDF attachment to American Stock Transfer & Trust Company at the following email addresses: proxy@astfinancial.com and admin1@astfinancial.com Please be sure to send your completed proxy card via PDF to both of the email addresses provided and to use the subject line: "Globant Proxy Card".

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the General Meetings.

↓ Please detach along perforated line and mail in the envelope provided. ↓

042222

THE BOARD OF DIRECTORS (OR THE RELEVANT BOARD COMMITTEE) RECOMMENDS A VOTE "FOR" RESOLUTIONS 2-11 OF THE ANNUAL GENERAL MEETING AND RESOLUTION 1 OF THE EXTRAORDINARY GENERAL MEETING
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE OR BY E-MAIL. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

The undersigned acknowledges receipt of the Convening Notice from the Company in advance of the execution of this proxy.

MARK "X" HERE IF YOU PLAN TO ATTEND THE GENERAL MEETINGS. ☐

(Option available only until 24 o'clock Luxembourg Time on April 8th 2022)

If amendments or new resolutions are presented at the General Meetings, I irrevocably give the Chairman of the General Meetings the power to vote in my name and as he or she deems fit unless I mark the box below:

I abstain: ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

RESOLUTIONS OF THE ANNUAL GENERAL MEETING:

RESOLUTION FOR THE EXTRAORDINARY GENERAL MEETING:

	FOR	AGAINST	ABSTAIN
1. The approval of the increase in the authorized capital of the Company and subsequent amendments to the Articles of Association.	☐	☐	☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.